 Exhibit 99.3

Item 3. English translation of the Exhibit IV of the General Resolution No. 622/2013 of the Argentine Securities Commission (CNV) of Central Puerto S.A. dated March 12, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 12, 2018.

CENTRAL PUERTO S.A.

Exhibit IV of the General Resolution No. 622/2013 of the Argentine Securities Commission (CNV)

	Compliance		Non-compliance (1)	Report (2) or Explain (3)
	Total(1)	Partial(1)
PRINCIPLE I. TO PROVIDE TRANSPARENCY TO THE RELATIONSHIP BETWEEN THE ISSUING COMPANY AND THE ECONOMIC GROUP WHICH IT HEADS AND/OR INTEGRATES AND ITS RELATED PARTIES
Recommendation I.1: To guarantee the disclosure by the Administration Body of policies applicable to the relationship between the Issuing Company and the economic group which it heads and/or integrates and its related parties.
X
The Board of Directors of the Company submits the executed agreements with a related party to the Audit Committee for their consideration, providing it with all the relevant information in that regard. A report by the Audit Committee is required and, if appropriate, the report of the evaluating firms may also be required.
If appropriate, the proper reports must be made available to shareholders, at the principal place of business, on the business day immediately after the day in which the relevant resolution was adopted by the Board of Directors, which will be informed to the shareholders by a proper means.
The records, reports, documents and notifications related to the operation will be made available to the Board of Directors, prior to the approval of the operation, placing on the proper record the vote of each director.
Should the conditions provided for the transaction not be considered as reasonably adequate to the market by the audit committee and/or the evaluating firms, the transaction will be subject to previous approval by the shareholders’ meeting. An act or agreement will be considered to have a relevant amount when such amount is higher than 1% of the net shareholders’ equity measured in accordance with the Balance Sheet approved by the Shareholders’ Meeting.

Recommendation I.2: To ensure the existence of mechanisms to prevent conflicts of interest.	X
The Company settles all conflicts of interest that may arise between the members of the Board of Directors in accordance with the bylaws and the Argentine Companies Act No. 19550 and other regulations in force. Notwithstanding the foregoing, the Company’s Governance Code (CGC) establishes that the Company has implemented effective8 mechanisms to enable the prevention, management and disclosure of conflicts of interest which may arise between the shareholders, key executives, groups of interest and members of the Board of Directors and between all of them in relation to each other. It is hereby defined that Directors and key executives may conduct business with the Company but only in regard to the activities included in the corporate purpose and on market conditions.
Directors and executives must disclose their personal interest in the topics which are submitted to them. The CGC sets forth a procedure to be adopted in such cases.

Recommendation I.3: To prevent the misuse of confidential information.	X
Directors, administrators, managers, statutory auditors, members of the Audit Committee, controlling shareholders, intervening professionals, and in general, any person who due to his/her position or activity has access to information related to a not-publicly-disclosed fact and due to its relevance it is possible to affect the allotment or the course of the negotiations carried out with shares of CPSA, must keep strict reserve and refrain from negotiating with such shares until such information is public.

PRINCIPLE II. SET THE FOUNDATIONS FOR A SOLID ADMINISTRATION AND SUPERVISION OF THE ISSUING COMPANY
Recommendation II. 1: To guarantee that the Administration Body assumes the administration and supervision of the Issuing Company and its strategic orientation.
II.1.1 The Administration Body approves:
II.1.1.1 A strategic or business plan, as well as management goals and annual budgets	X
The policies and general strategies of the Company are approved by the Board of Directors. The Board of Directors considers and approves an annual business plan which is updated by the monthly submission of a Company’s Management Report. In this sense, the Board of Directors will meet in order to consider the Management Report of that month or prior months, as appropriate.
In addition, in such meeting, all the decisions related to the administration of the Company are made, compliance with the aims set is assessed and, if appropriate, deviations from the approved budget are analyzed. The monitoring of the different business variables, such as economic and financial variables, as well as the consideration of the reports prepared by the external and/or internal auditors and/or hired consultants are essential in this analysis.

II.1.1.2 Investment policies (in financial assets and capital goods) and financing policies	X			The Board of Directors is the body responsible for approving the investment and financing policies, the General Manager of the Company assists the Board of Directors in its meetings.
II.1.1.3 Corporate governance policy	X
The Board of Directors of the Company has approved the Corporate Governance Code, and it annually evaluates the report on the Corporate Governance Code, pursuant to the General Resolutions CNV 606/12 and 622/13.

II.1.1.4 Selection, evaluation and remuneration of first-line managers policies			X
Taking into consideration the characteristics and size of the Company, the proposal for the selection, evaluation and remuneration of first-line managers will be responsibility of the General Manager. The Company’s Board of Directors approves in general terms as general selection, evaluation and remuneration of first-line managers policies, based on the specific report submitted by the Human Resources Manager, which is included in the Annual Business Plan.

II.1.1.5 Policy of assignment of responsibilities to first-line managers	X
In order to guarantee a solid administration and supervision of the Company, first-line managers who report to the General Manager, have responsibilities assigned, inherent to the four main management areas: 1) Administration, Finance, Accounting and Human Resources; 2) Marketing, Commercial area, Planning; 3) Production and 4) Legal area. In addition, the General Manager, in accordance with his/her position and resources available, may arrange the subdivision of each of those four main areas into a higher number of management areas, he/she may also create secondary management areas dependant on the first-line management areas in order to adapt the daily administration in the manner considered proper.

II.1.1.6 Supervision of first-line managers succession planning			X
The General Manager approves and supervises first-line managers succession planning. The Board of Directors of the Company approves in general terms a managers’ succession policy based on the specific report submitted by the Human Resources Manager.

II.1.1.7 Corporate social responsibility policy	X			The Corporate Social Responsibility applied by the Company is established in every Annual Business Plan to be adopted on the proper fiscal year.
II.1.1.8 Integral risk management, internal control and fraud prevention policies	X
The Audit Committee approves the Annual Auditing Plan which includes analysis, prevention and fraud detection activities, as well as the internal control assessment of the Company. At the end of every year, the Audit Committee examines and approves the Internal and External Audit performance.

II.1.1.9 On-going education and training policy for the administration members and first-line managers.		X
CPSA has a training policy with the aim of supporting professional and academic development of its human resources. This policy is not formally approved, nor supervised by the Company’s Board of Directors, but administered by the Human Resources Management of CPSA. However, its possible implementation will be evaluated. In addition, the members of the Board of Directors are well-known figures in the business area, highly experienced, who have the knowledge and professional training necessary for the performance of their duties.
The possible implementation of an on-going education and training plan on Corporate Governance for first-line managers will be assessed.

II.1.2 If considered appropriate, add other policies applied by the Administration Body, which were not mentioned and detail the relevant points.	---	---	---	No other relevant policies applied by the Board of Directors.
II.1.3
The Issuing Company has a policy that tends to guarantee the availability of relevant information for decision-making of its Administration Body and a direct means of consultation among the managers so that there is symmetry for all the members equally and sufficiently in advance to enable the proper analysis of the content.
Explain.
X
Prior to each meeting of the Board of Directors, the General Manager provides them with the information and documentation necessary for their consideration and decision-making regarding the topics to be discussed and answers all questions that may arise.

II.1.4
Topics subject to consideration by the Administration Body are accompanied by an analysis of the risks related to the decisions which may be adopted, taking into consideration the level of corporate risk defined as acceptable by the Issuing Company. Specify.
X
The General Manager and first-line managers assess and present all the topics presented to the Board of Directors regarding the Risk Policy mentioned in point III.1, which is checked by the Audit Committee.

Recommendation II.2: To guarantee effective control of the Issuing Company’s Management Control. The Administration Body verifies:
II.2.1 The compliance with the annual budget and the business plan	X		The Board of Directors, in its meetings, assesses the development of the Annual Business Plan and analyzes the deviations from the approved budget.
II.2.2 The performance of the first-line managers and their compliance with the goals set for them.	X		The Board of Directors of the Company verifies, in general terms, the performance of the managers and the compliance with the aims set, when treating the Reports of Monthly Management.
Recommendation II.3: to disclose the evaluation process of the performance of the Administration Body and its impact
II.3.1
Every member of the Administration Body complies with the Bylaws and, if appropriate, with the Regulations on the functioning of the Administration Body. Indicate the degree of compliance with the Bylaws and the Regulations.
	X		Members of the Board of Directors, at the moment of deciding upon the topics submitted for treatment evaluates such topics within the framework of the law and the Bylaws in force.
II.3.2
The Administration Body presents the results of its term taking into consideration the aims set at the beginning of the term, so that the shareholders can assess the degree of compliance with such aims, which include financial and non-financial aspects. In addition, the Administration Body presents an analysis on the degree of compliance with the policies mentioned in the Recommendations II.1.1. and II.1.2
X
The Board of Director verifies, in general terms, the performance of the Managers and the compliance with the aims set, at the moment of treating the management reports and with the approval of the Company’s Financial Statements.

Recommendation II.4: The number of external and independent members constitutes a significant proportion in the Administration Body.
II.4.1 The proportion of executive members, external and independent of the Administration Body bears a relation to the capital structure of the Issuing Company. Specify.	X
The Board of Directors of the Company is constituted by 8 directors pursuant to the regulations in force regarding the number of independent directors. Taking into consideration the percentage of shareholding dispersion of the Company, the proportion of independent members bears a relation to the Company’s capital.

II.4.2 During current year, the shareholders approved in an Ordinary Meeting a policy which aims at keeping a proportion of at least 20% of independent members.		X	No policy in that regard was adopted in the Ordinary Meeting as that policy is already being complied with, due to the reasons explained.
Recommendation II.5: to undertake the existence of regulations and procedures inherent to the selection and proposal of members of the Administration Body and first-line managers.
II.5.1 The Issuing Company has an Appointment Committee:		X
Taking into consideration the size and characteristics of the Company, the election and appointment of members of the Board of Directors of the Company is exclusive responsibility of the shareholders, as established in the Bylaws and the Companies Act. The General Manager proposes the appointment of the Company’s personnel, the Board of Directors approves, in general terms as a general policy of selection of first-line managers, which is included in the Annual Business Plan and/or the monthly management reports.

II.5.1.1 Integrated by at least three members of the Administration Body, who are mostly independent,		X
II.5.1.2 Presided by an independent member of the Administration Body,		X
II.5.1.3 whose members prove to be sufficiently adequate and to have experience in matters of human capital policies,		X
II.5.1.4 which will meet at least twice a year		X
II.5.1.5 whose decisions are not necessarily binding on the Shareholders’ Ordinary Meeting, but rather they have advisory status as regards to the selection of members of the Administration Body		X

II.5.2 In case an Appointment Committee is available, it:			X
II.5.2.1. verifies the examination and annual evaluation of its regulations and suggests the modifications to the Administration Body for its approval			X
II.5.2.2
proposes the development of criteria (classification, experience, professional and ethical reputation, and others) for the selection of new members of the Administration Body and first-line managers,
X
II.5.2.3 Identifies the candidates for members of the Administration Body to be proposed by the Committee at the Shareholders’ Ordinary Meeting			X
II.5.2.4 Proposes members of the Administration Body to comprise the different Committees of the Administration Body pursuant to their backgrounds.			X
II.5.2.5 Recommends that the President of the Board of Directors is not the General Manager of the Issuing Company as well,			X
II.5.2.6
guarantees the availability of the curriculum vitaes of the members of the Administration Body and fist-line managers in the Issuing Company’s website, where the duration of the office of the members of the Administration Body will be specified
X
II.5.2.7 Certifies the existence of a succession plan of the Administration Body and first-line managers			X
II.5.3 If considered appropriate, add implemented policies carried out by the Appointment Committee of the Issuing Company, which have not been mentioned in the foregoing paragraph			X
Recommendation II.6:
Assess whether it is convenient that members of the Administration Body and/or statutory auditors and/or members of the supervisory committee perform duties in other issuing companies.
X
It is not necessary to limit the participation of Directors and/or Statutory Auditors of CPSA in other issuing companies, as it is understood that the legal limitations in force on the matter, in addition to the responsibility regime for directors and statutory auditors is enough to ensure the proper performance of their duties.

Recommendation II.7: to ensure the Training and Development of the members of the Administration Body and first-line managers of the Issuing Company
II.7.1 The Issuing Company has on-going Training Programs about to the existing needs of the Issuing Company for the members of the Administration Body and first-line managers.		X
The members of the Board of Directors and first-line managers are well-known figures in the business area, highly experienced, who have the knowledge and professional training necessary for the performance of their duties.
In accordance with the needs that may arise in the development of the activities of the Company, the General Management determines the training for first-line managers.

II.7.2
The Issuing Company encourages, by other means not mentioned in II.7.1, the members of the Administration Body and first-line managers to maintain a permanent training to complement their education level so as to add value to the Issuing Company. Indicate the manner in which this is done.
X
The Company encourages first-line managers to maintain a permanent training through their active participation in events, forums, seminars and conventions related to the business they conduct.
In addition, the area responsible for the training of the Company, keeps permanent contact with the different alternatives available in the training market which may be necessary to improve the training level of first-line managers.

PRINCIPLE III. TO ENDORSE AN EFFECTIVE POLICY OF IDENTIFICATION, MEASUREMENT, ADMINISTRATION AND DISCLOSURE OF BUSINESS RISK
Recommendation III: the Administration Body must have an integral business risk management policy and monitor its proper implementation.
III.1 The Issuing Company has integral business risk management policies.	X
The Company has developed and put into effect an Integral Risk Management Policy. It includes a procedure on how to manage risks in an integral and continuous manner. The scope, roles and responsibilities definition, and the identification, selection and risk control methodology are part of the mentioned policy.

III.2
There is a Risk Management Committee within the Administration Body or the General Management. Report on the existence of procedural manuals and detail the main risk factors which are specific for the Issuing Company or its activity and the mitigation actions implemented. Should such committee not exist, describe the supervision role performed by the Audit Committee regarding risk management.
X
There is a Risk Management Committee which functions within the General Management and it is integrated by the General Manager and the Internal Auditor. In this context, the Risk Management Committee defines roles and responsibilities as regards to the monitoring of the Integral Risk Management Policies. In addition, specific duties are defined and assigned to the Internal Audit Department regarding this policy and procedure.

III.3 There is an independent function within the General Management of the Issuing Company which implements the integral risk management policies (Risk Management Officer or alike). Specify.	X
The Internal Auditor fulfills a function similar to the risk management officer’s. He/she has functional dependency on the General Manager and plays an important role on the integral risk management as established in the policy in force. The assigned responsibilities related to the coordination, assistance and reassurance of compliance with such policy are included in it.

III.4 The integral risk management policies are updated permanently pursuant to the recommendations and methodologies recognized on the subject.	X		The Integral Risk Management Policy in force will be reviewed and updated periodically and during the following fiscal years in order to adapt it to the best standards on the subject.
III.5
The Administration Body reports the results of the supervision of the risk management carried out along with the General Management in the financial statements and the annual report. Specify the main aspects of the expositions made.
X
The Audit Committee and the Risk Management Committee monitor the Company’s Integral Risk Management Policy and report the results to the Board of Directors. The General Manager takes part in the monitoring supported by the Internal Auditing Department and first-line managers.

PRINCIPLE IV. TO SAFEGUARD THE INTEGRITY OF THE FINANCIAL INFORMATION WITH INDEPENDENT AUDITS
Recommendation IV: to guarantee the Independence and transparency of the duties assigned to the Audit Committee and the External Auditor.
IV.1
The Administration Body, when appointing the members of the Audit Committee, taking into consideration that most of its members must be independent, assesses the convenience for it to be presided by an independent member.

	X		Most members of the Audit Committee are independent; therefore, such committee may be presided by an independent member.
IV.2 A function of internal audit is to report to the Audit Committee or the President of the Administration Body and to be responsible for the evaluation of the internal control system.	X
The internal auditors must report to the Audit Committee and the President of the Board of Directors. In addition, the Auditing Policy in force establishes the duties and responsibilities and develops an auditing methodology. Moreover, all members of the Audit Department are members of the Argentine Auditors Institute (“IAIA”).

IV.3
The members of the Audit Committee annually assess the adequacy, independence and performance of the external auditors, appointed in the Shareholders’ Meeting. Describe the relevant aspects of the procedures employed to carry out such assessment.
X
The Audit Committee assesses the adequacy, independence and performance of the external auditor and the members of the auditing team, and it is also responsible for the examination of the external auditor plan pursuant to the regulations in force. The Audit Committee reviews the documentation submitted by the External Auditors, consults the Partner of the Auditing Firm and obtains internal information relevant to the Company to come to a conclusion regarding the adequacy, independence and performance of External Auditors.

IV.4
The Issuing Company has a policy related to the rotation of the members of the Statutory Audit Committee and/or the External Auditor, and regarding the latter, whether the rotation includes the external auditing firm or just the physical persons.
X
The Board of Directors considers that the regulations by the Argentine Securities Commission (CNV) regarding the maximum term of three (3) years, during which an association or firm may perform auditing duties in an entity with authorization to issue IPO, is enough to safeguard the interest involved in this matter.

PRINCIPLE V. RESPECT SHAREHOLDERS’ RIGHTS
Recommendation V.1: To guarantee that shareholders have access to the information of the Issuing Company.
V.1.1
The Administration Body promotes periodic informative meetings with shareholders at the moment of the presentation of interim financial statements. Specify indicating the amount and frequency of the meetings carried out throughout the year.
X
Through the annual Shareholders’ Meetings all the information required by the regulations in force is provided. In addition, all the relevant information is made available at the quarterly revisions and on the Company’s website. Such website provides all the relevant information, which information and its diffusion are required by the Argentine Securities Commission and the Buenos Aires Stock Exchange.

V.1.2
The Issuing Company has informational mechanisms for investors and a specialized area to answer their queries. In addition, it has a website for the shareholders and other investors to access, and which enables the access to establish contact among them. Detail.
X
The Company has a free access website - www.centralpuerto.com – in which all the general and financial information of the Company is available. In addition, it provides all the relevant information, which information and its diffusion are required by the Argentine Securities Commission and the Buenos Aires Stock Exchange.
The information contained in the Company’s website complies with high confidentiality and integrity standards and it tends to the storage and recording of the information.

Recommendation V.2: to promote active participation of all Shareholders
V.2.1
The Administration Body adopts measures to promote the participation of all shareholders in the Shareholders’ Ordinary Meetings. Specify, separating the measures required by law from the ones voluntarily offered by the Issuing Company to its shareholders.
X
Shareholders are summoned to participate in the Meetings through the means established both in the bylaws and the regulations in force. Compliance with these means of notification to the Meetings is efficient and it does not impair the principle of equal treatment to shareholders.

V.2.2
The Ordinary Shareholders’ Meeting has rules as to its functioning which guarantee that the information is available for shareholders, in sufficient advance for their decision-making. Describe the main guidelines of them.
		X		The Company makes sure that the necessary information is available to shareholders, in sufficient advance for their decision-making at the Meeting, pursuant to Law No. 19550 and Law No.26831.
V.2.3
All the mechanisms implemented by the Issuing Company are applicable so that the minority shareholders propose topics to be discussed at the Shareholders’ Ordinary Meeting pursuant to the regulations in force. Explain the results.
X
The Company complies with the mechanisms provided by Law No. 19550 (section 236) and Law No. 26831 (section 70). Pursuant to the aforementioned regulations, such minority shareholders who represent at least 5% of the corporate capital may require the Board of Directors or the Statutory Auditing Committee to summon a meeting, indicating the topics to be dealt with.

V.2.4 The Issuing Company has incentive policies for the participation of shareholders with higher-relevance, such as institutional investors. Specify.			X
Compliance with the mechanisms provided by the Legal Entities Law and the regulations by the Argentine Securities Commission and the Buenos Aires Stock Exchange is proper and such mechanisms provide sufficient means for the participations of shareholders with higher relevance.

V.2.5
In the Shareholders’ Meetings where appointments for the members of the Administration Body are proposed, prior to the vote, the following aspects will be made known: (i) the stance of each candidate regarding the adoption of a Corporate Governance Code and (ii) the grounds for such stance.
	X			This recommendation will be adopted in the Shareholders’ Meeting where appointments for the Board of Directors will be proposed.
Recommendation V.3: To guarantee the equality principle between shares of stock and votes.	X			The Company, pursuant to Law No. 19550 guarantees the equality principle between shares of stock and vote. In addition, the Company does not possess shares which grant the right to more than one vote.
Recommendation V.4: To establish protection mechanisms for all shareholders in case of corporate raid.			X
Pursuant to Law No. 26831, as regards to the regulations established in section 87 (corporate takeover), the Company will promote, within the term established in the aforementioned law, a mandatory public offering to acquire or exchange securities in accordance with the procedure established by the Argentine Securities Commission.

Recommendation V.5: To promote the Issuing Company’s shareholding dispersion.	X			It is considered that the current shareholding dispersion is sufficient.

Recommendation V.6: To guarantee a transparent dividend policy.
V.6.1
The Issuing Company has a policy of dividends distribution established in the Bylaws and approved in the Shareholders’ Meeting. The policy includes the conditions for dividends distribution in cash or in shares. Should this policy exist, indicate criteria, frequency and conditions to be met for dividend payment.
	X	X
When the financial and economic situation and the result of the fiscal year of the Company and the expansion planning permit it, the Company will pay dividends. This is assessed and decided upon at the end of every fiscal year in the annual shareholders’ meeting.

V.6.2
The Issuing Company has documented procedures to prepare the proposal of the destination for the retained earnings of the Issuing Company for the creation of legal, statutory, voluntary reserves, retain them for the new fiscal year and/or dividend payment.
Specify said procedures and mention in which Shareholders’ Ordinary Meeting Minute the dividends’ distribution (in cash or in shares) was approved or not, should it not be provided for in the bylaws.
X
Pursuant to the Legal Entities Law, the General Manager prepares the proposal of destination of the retained earnings, which is expressed in the Financial Statements. It is then submitted for approval of the Company’s Board of Directors and it is made available to the Shareholders’ Meeting.

PRINCIPLE VI. TO KEEP A DIRECT AND RESPONSIBLE BOND WITH THE COMMUNITY
Recommendation VI: to supply to the community the disclosure of all matters related to the issuing Company and to establish a direct communication cannel with the Company.
VI.1
The Issuing Company has public access website, updated, which not only supplies relevant information about the company (Bylaws, economic group, the composition of the Administration Body, financial statements, Annual Report, among others) but also collects queries from users in general.
X
The Company has a free access website - www.centralpuerto.com – in which all the general and financial information of the Company is available. In addition, it provides all the relevant information, which information and its diffusion are required by the Argentine Securities Commission and the Buenos Aires Stock Exchange.
The information contained in the Company’s website complies with high confidentiality and integrity standards and it is directed at the storage and recording of the information.

VI.2
The Issuing Company issues a Social and Environmental Responsibility Balance annually, certified by an independent External Auditor. Should such balance exist, indicate its legal or geographical scope and where it is available.
X
PRINCIPLE VII. REMUNERATE IN A FAIR AND RESPONSIBLE MANNER
Recommendation VII: To set clear remuneration policies for the members of the Administration Body and first-line managers, with special care on the adopted conventional or statutory limitations based on the existence or non-existence of earnings.

VII.1 The Issuing Company has a Remuneration Committee	X
Taking into consideration the characteristics and the size of the Company and that the remuneration of first-line managers is fixed, the Company has a Remuneration Committee which is formed by the Company’s General Manager and the Human Resources Manager.
The fees of the Company’s Directors are approved in the Shareholders’ Meetings and are proposed by the General Manager. The total amount of the fees must not, in any case, exceed the limits established in the Companies Act and the regulations by the Argentine Securities Commission (CNV).

VII.1.1 Integrated by at least three members of the Administration Body, who are mostly independent,			X
VII.1.2 Presided by an independent member of the Administration Body,			X
VII.1.3 whose members prove to be sufficiently adequate and to have experience in matters of human capital policies	X

VII.1.4 which will meet at least twice a year,	X
VII.1.5
whose decisions are not necessarily binding on the Shareholders’ Ordinary Meeting or the Supervision Committee, but rather they have advisory status as regards to the remuneration of members of the Administration Body
			X	Decisions are not binding on the Shareholders’ Meeting, as the approval of the fees of the Company’s Directors is exclusive responsibility of the Meeting.
VII.2 In case the Company has a Remuneration Committee, it:	X
VII.2.1
guarantees that there is a clear relationship between the performance of key personnel and its fixed and variable remuneration, taking into consideration the risks assumed and their administration,
X
VII.2.2
monitors that the variable portion of the remuneration of the members of the Administration Body and first-line managers keeps a relation with the middle and long term performance of the Issuing Company,
		X		Only regarding first-line managers
VII.2.3 reviews the competitive stance of the policies and practices of the Issuing Company regarding the remunerations and benefits of similar companies, and suggests changes (or not).	X
VII.2.4 defines and communicates the retention, promotion, dismissal and suspension policy of the key personnel,	X
VII.2.5 informs the guidelines to determine the retirement plans of the members of the Administration Body and first-line managers of the Company.		X		Informs the guidelines to determine the proper retirement plans to the first-line managers.
VII.2.6 Regularly accounts for the actions taken and the topics analyzed in its meetings to the Administration Body and the Shareholders’ Meetings,		X		It regularly informs the actions and analyzed topics to the Board of Directors
VII.2.7
Guarantees the presence of the President of the Remunerations Committee in the Shareholders’ Ordinary Meeting which approves the remunerations of the Administration Body so that he/she can explain the policy of the Issuing company regarding the fees of the members of the Administration Body and first-line managers.
X
VII.3 If considered relevant mention the policies applied by the Remuneration Committee of the Issuing Company which were not mentioned in the previous item.				Not applicable
VII.4 In case there is no Remuneration Committee, explain how the duties described in VII.2 are carried out by the Administration Body.				Not applicable

PRINCIPLE VIII. FOSTER CORPORATE ETHICS
Recommendation VIII: Guarantee ethical behavior of the Issuing Company.
VIII.1
The Issuing Company has a Corporate Conduct Code. Indicate main guidelines and whether it is known by the personnel. Such Code is signed by at least the members of the Administration Body and first-line managers. Indicate whether its application to suppliers and customers is fostered.
	X		The Company has a Corporate Conduct Code. It is known by all of the Company’s personnel and it was signed by the members of the Board of Directors and the first-line managers.
VIII.2
The Issuing Company has mechanisms to receive complaints of any illegal or unethical behavior, personally or by electronic means and it guarantees that the information provided complies with high confidentiality and integrity standards, as well as standards of information record and storage. Indicate whether the reception and assessments of complaints service is provided by the Issuing Company’s personnel or by external and independent professionals for a better protection of the complainant.
	X		The Company has a means of complaints reception which are channeled through a communications/notes/letters/e-mails box directed to the Internal Audit Department.
VIII.3
The Issuing Company has policies, procedures and systems for the management and resolution of complaints mentioned in VIII.2. Describe the most relevant aspects thereof and indicate the degree of involvement of the Audit Committee in such resolutions, particularly in such complaints related to internal control topics for accounting reports and the behavior of the members of the Administration Body and first-line managers.
	X		The Company has a Complaint Procedure in force, which establishes the treatment and the steps to follow upon reception of a complaint through the Communication Box.
PRINCIPLE IX: TO EXPAND THE SCOPE OF THE CODE
Recommendation IX: Foster the inclusion of the dispositions that serve to the good practices of good governance in the Bylaws.		X
The Board of Directors considers that the Legal Entities Law, Law No. 26831 and the implementation of this Code integrate an adequate legal framework for the performance of the Company’s Directors and the preservation of the shareholders’ rights. The validity and the compliance with such dispositions are therefore independent from its express inclusion in the Bylaws.